UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒   Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date October 2, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOTICE OF 2019 FIRST EXTRAORDINARY GENERAL MEETING

Notice is hereby given that the 2019 first extraordinary general meeting (the “EGM”) of China Eastern Airlines Corporation Limited (the “Company”) will be held at The QUBE Hotel Shanghai Hongqiao, No. 200, Lane 1588, Zhuguang Road, Xujing Town, Qingpu District, Shanghai, the People’s Republic of China ( 中國上海市青浦區徐涇鎮諸光路 1588 弄 200 號上海虹橋綠地鉑驪酒店) at 9:30 a.m. on Friday, 20 December 2019, or any adjournment thereof, for the purpose of considering, and if thought fit, passing the following resolutions. A circular containing details of the following resolutions is expected to be despatched to shareholders in due course.

Unless otherwise specified, capitalized terms used in this notice shall have the same meanings as those defined in the announcement of the Company dated 30 August 2019.

1.	Special resolution: “THAT, to consider and approve the amendments to certain provisions of the articles of association of the Company.”

2.	Special resolution: “THAT, to consider and approve the amendments to certain provisions of the rules for procedures for general meetings of the Company.”

3.	Special resolution: “THAT, to consider and approve the amendments to certain provisions of the rules for the meeting of the supervisory committee of the Company.”

4.00	Ordinary resolution: “THAT, to consider and approve the daily connected transactions of the Company for 2020–2022.”

4.01	Ordinary resolution: “THAT, to consider and approve the daily connected transactions on financial services of the Company.”

4.02	Ordinary resolution: “THAT, to consider and approve the daily connected transactions on import and export services of the Company.”

4.03	Ordinary resolution: “THAT, to consider and approve the daily connected transactions on flight complementary services of the Company.”

4.04	Ordinary resolution: “THAT, to consider and approve the daily connected transactions on catering supply services of the Company.”

4.05	Ordinary resolution: “THAT, to consider and approve the daily connected transactions on property leasing services of the Company.”

4.06	Ordinary resolution: “THAT, to consider and approve the daily connected transactions on advertising agency services of the Company.”

4.07	Ordinary resolution: “THAT, to consider and approve the daily connected transactions on aircraft finance lease services of the Company.”

4.08	Ordinary resolution: “THAT, to consider and approve the daily connected transactions on aircraft and aircraft engine operating lease services of the Company.”

4.09	Ordinary resolution: “THAT, to consider and approve the daily connected transactions on freight logistics support services and cargo terminal business support services of the Company.”

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Ordinary resolution: “THAT, to consider and approve the daily connected transactions on bellyhold space services of the Company (which comprise the contractual operation agreement and the operation cost agreement).”

5.	Ordinary resolution: “THAT, to consider and approve the election of Mr. Fang Zhaoya as a shareholder representative supervisor of the supervisory committee of the Company.”

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
30 September 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director, Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

1.	Persons entitled to attend the EGM

Persons who hold H shares of the Company and are registered as holders of the H shares on the register of members maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 19 November 2019 will be entitled to attend the EGM upon completion of the registration procedures. Notice will be made to the holders of the A shares of the Company separately.

2.	Registration procedures for attending the EGM

(1)

Holders of the H shares of the Company shall deliver their written replies for attending the EGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the Office of the Board of Directors of the Company at 5/F, Block A2, Northern District, CEA Building, 36 Hongxiang 3rd Road, Minhang District, Shanghai (zip code: 201100) (for the attention of the Office of the Board of Directors of the Company) from 9:00 a.m. to 4:00 p.m. on Friday, 29 November 2019 (if by facsimile) (fax no: +862162686116) or between Friday, 22 November 2019 to Friday, 29 November 2019 (if by post). If proxies are appointed by Shareholders to attend the EGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(2)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

3.	Appointing proxies

(1)

Shareholders who have the right to attend and vote at the EGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)

The instrument appointing a proxy must be duly authorised in writing by the appointor or his/her attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign or other documents of authorisation must be notarially certified. For the holders of the H shares of the Company, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar, not less than 24 hours before the time scheduled for the holding of the EGM before such documents would be considered valid.

(3)	If more than one proxy has been appointed by any Shareholder, such proxies shall not vote at the same time.

4.	Duration of the EGM

The EGM is expected to last for half a day. Shareholders or their proxies attending the EGM shall be responsible for their own accommodation and travel expenses.

5.	Closure of books

The H share register of members of the Company will be closed from Wednesday, 20 November 2019 to Friday, 20 December 2019, both days inclusive, during which period no transfer of the H shares of the Company will be effected. Where applicable, holders of the H shares of the Company intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:30 p.m. on Tuesday, 19 November 2019.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Telephone: +85228628628

Fax: +85228650990

6.	Abstention from voting

China Eastern Air Holding Company Limited, CES Finance Holding Co., Limited and CES Global Holdings (Hong Kong) Limited, who own shares of the Company, are required to be abstain from voting in respect of all of the resolutions in item 4 set out in this notice.

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